EXHIBIT 99.1

DEFSEC Technologies Inc. Announces Strong Second Quarter

 Fiscal 2026 Results and Achievement of Significant Product Milestones

•	Revenue on Government programs up 81% from Q2 Fiscal 2025, with total revenue up 68% over the period;
•	Gross margin % up 19% over Fiscal 2025;
•	Defense program billings on an annualized go-forward basis reach approximately $9.4[1] million;
•	Commercial launch of ARWEN® 40mm baton ammunition;
•	First shipment of PARA SHOTTM system to Public Safety customer; and
•	Strong cash and AR position of +$5 million.

OTTAWA, ON, May 13, 2026 /CNW/ - DEFSEC Technologies Inc. (TSXV: DFSC) and (TSXV: DFSC.WT.U); (NASDAQ: DFSC) and (NASDAQ: DFSCW) ("DEFSEC" or the "Company") is pleased to announce the highlights of its Fiscal 2026 second quarter ("Q2 Fiscal 2026") results. This announcement is a summary only and should be read in conjunction with DEFSEC's unaudited condensed consolidated interim financial statements for the three and six months ended March 31, 2026 and 2025 and related management's discussion and analysis for the three and six months ended March 31, 2026, all of which have been filed on SEDAR+ and EDGAR.  All figures are stated in Canadian Dollars unless otherwise noted.

Growth in defence software business

In the second quarter of Fiscal 2026 revenue from subcontract task orders increased 81% as compared to the second quarter of Fiscal 2025.  This revenue relates to the Company's software services for the Canadian Department of National Defence under two foundational long-term program subcontracts: (i) Directorate Land Command Systems Program Management Software Engineering Facility ("DSEF"); and (ii) Land Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance ("Land C4ISR") program, for the digital modernisation of the Canadian Forces. While these programs are "as and when requested" task-based contracts with no minimum guaranteed values, the Company's workshare for these multi-year contracts, excluding renewal options, would provide for up to $75 million in combined revenue through the initial contract periods that run through 2028 for DSEF and 2029 for Land C4ISR. Q2 Fiscal 2026 included the first two months of the previously announced work scope expansion on the DSEF program, which resulted in the addition of 14 new roles at the beginning of February.

At the end of Q2 Fiscal 2026, the Company had 43 resources working across the Land C4ISR and DSEF programs, an increase from 19 at the end of Q2 Fiscal 2025. Subsequent to the end of the quarter, two additional resources were added to the programs resulting in program billings on an annualized go-forward basis of approximately $9.41 million.

"We are pleased with the continued growth in program billings and the milestones achieved in Q2 in bringing our new products to market," said Mr. Homuth, President and CEO of DEFSEC. "We expect continued momentum in revenue growth as we ramp up further on these very strategic programs, consistent with Canada's renewed focus on sovereign defence spending and investment."

____________________________
[1] Unaudited, non-IFRS measure. See "Non-IFRS Measures" in this news release.

Product launch milestones achieved

As of the date of this press release, the Company has achieved significant milestones with its product roadmap, which includes the Company's first sale of its PARA SHOTTM ammunition, the delivery of its BLISSTM prototype to customers for qualification and trials and the commercial release of its DEFSEC LightningTM SaaS product for Critical Incident Management Systems.

"Achieving these product commercialization milestones is a significant step towards further revenue growth and diversification," said Mr. Homuth.

Q2 Fiscal 2026 Financial Highlights:

	Three months ended March 31,
(in thousands of $)	2026	2025
	$	$
Revenue	2,119.7	1,264.2
Gross margin	626.0	314.0
Operating expenses	2,534.7	2,048.6
Adjusted EBITDA loss[2]	(1,738.3)	(1,422.3)

As at	March 31, 2026	September 30, 2025
(in thousands of $)	$	$
Cash and short-term investments	2,998.5	6,733.9
Trade and other receivables	2,014.0	1,494,2
Current assets	6,116.7	8,946.0
Total assets	9,809.3	12,921.5
Current liabilities	2,523.4	2,918.2
Total liabilities	4,684.4	5,119.8
Working capital	3,593.3	6,027.8

Commercial Launch of ARWEN® 40mm ammunition

The Company is pleased to announce continued growth in its ARWEN® less-lethal product line with the adoption of the ARWEN® 37 platform by a new law enforcement customer in the Western United States for use by its tactical team. In addition, this U.S. law enforcement customer has ordered DEFSEC's recently released ARWEN® 40mm baton ammunition, now in full-rate production, for use with their existing installed base of third-party 40mm launchers. Due to its significant size, the 40mm segment of the less-lethal market represents a significant opportunity for meaningful expansion of the ARWEN® business. This latest customer adoption further validates DEFSEC's ARWEN® growth strategy and reflects the competitive advantage of the ARWEN® system, driven by its demonstrated performance, reliability, and mission-focused design.

Stock Option Grant

The Company has granted an aggregate of 151,552 stock options to directors and officers, certain senior managers and consultants pursuant to its Amended and Restated Long-Term Performance Incentive Plan approved by its shareholders on February 19, 2026. The options vest one half immediately and one half on the first anniversary of granting and are exercisable at a price per share equal to the market price as at the close of trading today on the TSXV ($6.75), for a period of three years from the date of grant. The options and their terms are subject to the approval of the TSX Venture Exchange.  The maximum number of Shares issuable under the option plan pursuant to the Amended and Restated Long-Term Performance Incentive Plan shall not exceed 10% of the Company's issued and outstanding shares at the date of any Stock Option Grant (199,362 at present), and in addition the maximum number of Shares issuable in respect of Deferred Share Units, Restricted Share Units, Performance Share Units and Stock Appreciation Rights shall not exceed 199,362 at any point in time.

______________________________
[2] Unaudited, non-IFRS measure. See "Non-IFRS Measures" in this news release.

About DEFSEC

DEFSEC (TSXV: DFSC) (TSXV: DFSC.WT.U) (NASDAQ: DFSC) (NASDAQ: DFSCSW) (FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The Company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other DEFSEC products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The Company also has a new proprietary less-lethal product line branded PARA SHOTTM with applications across all segments of the less-lethal market, including law enforcement. The Company is headquartered in Ottawa, Canada.

For more information, please visit https://www.defsectec.com.

Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "have sight of", "believe", or "continue", the description of "optimism", "momentum" or "interest",  the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purpose of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes. Such forward-looking statements are based on the current expectations of DEFSEC's management and are based on assumptions and subject to risks and uncertainties that are documented in detail in the Company's public filings. Forward-looking statements included in this include, but are not limited to: management's belief of sufficiency of available financial resources to support forecasted activities in 2026 based on cash on hand, anticipated revenue streams and planned expenditures in the fiscal year, subject to execution of the Company's operating plan and other risks and factors described  in its public filings; interest in DEFSEC LightningTM or other products and services as well as timing of full implementation or commercial release thereof; the Company's estimates of increases to annualized gross margin on a go-forward basis and extent thereof, if any; the stage of scaled production for the PARA SHOTTM technology into new training cartridges and timing of release thereof; and management's belief that its extensive customer base of law enforcement agencies for ARWEN® throughout North America is a ready market for its new products like PARA SHOTTM as well as DEFSEC LightningTM.

Although DEFSEC's management believes that the assumptions underlying such forward-looking statements are reasonable, they may prove to be incorrect. The forward-looking statements discussed in this news release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting DEFSEC, including DEFSEC's inability to execute on its current operating plan and/or fiscal 2026 forecasted activities, DEFSEC's inability to secure contracts and subcontracts (on the timelines, size and scale expected or at all), statements of work and orders for its products in fiscal 2026 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by DEFSEC, inability to finance the scale up to full commercial production levels for its physical products, inability to secure key partnership agreements to facilitate the outsourcing and logistics for its ARWEN® and PARA SHOTTM products, inability to commercialize DEFSEC's Battlespace Laser Identification Sensor System (BLISSTM), inability to secure or complete the execution of government contracts, inability to drive growth in DEFSEC's ARWEN® product line, inability to advance the commercialization of DEFSEC's PARA SHOTTM products, delay or inability to launch DEFSEC's Lightning SaaS offering, lower than expected or delayed demand for DEFSEC's BLISSTM, overall interest in DEFSEC's products being lower than anticipated or expected; general economic and stock market conditions; a stagnation or decrease in North American defence and public safety spending, adverse industry events; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of DEFSEC to implement and execute its business strategies; risks and uncertainties detailed from time to time in DEFSEC's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of DEFSEC. Although DEFSEC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and DEFSEC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Non-IFRS Measures

This news release makes reference to certain non-IFRS measures. These measures are not recognized measures under the International Financial Reporting Standards ("IFRS"), do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management's perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

The non-IFRS measures used in this news release include "program billings on an annualized go-forward basis" and "Adjusted EBITDA", which are unaudited, non-IFRS measures.

"Program billings on an annualized go-forward basis", refers to programmatic revenue based on the roles staffed for a full year at the program billing rate. Management believes program billings on annualized go-forward basis is a useful measure because it reflects management's estimate of annualized revenues based on current contractual taskings as of the date of this release. The most directly comparable financial measure that is disclosed in the financial statements of the Company to which the non-IFRS measure relates is revenue.

"Adjusted EBITDA" refers to the sum of revenue, cost of goods sold, general and administrative expense, sales and marketing expense, and research and development expense as determined by management. Adjusted EBITDA is provided to assist readers in determining the ability of the Company to generate cash from operations and to cover financial charges. Management believes that Adjusted EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities and equity accounted investees. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. The most directly comparable financial measure that is disclosed in the financial statements of the Company to which the non-IFRS measure relates is operating loss.

These non-IFRS financial measures reflect an additional way of viewing aspects of the Company's operations that, when viewed with IFRS results and the reconciliations to the corresponding IFRS financial measures, may provide a more complete understanding of factors and trends affecting the Company's business. Because non-IFRS financial measures exclude the effect of items that will increase or decrease the Company's reported results of operations, management strongly encourages investors to review the Company's consolidated financial statements and publicly filed reports in their entirety under the Company's profile on EDGAR and SEDAR+.

View original content to download multimedia:https://www.prnewswire.com/news-releases/defsec-technologies-inc-announces-strong-second-quarter-302771563.html

SOURCE DEFSEC Technologies Inc

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2026/13/c4788.html

%CIK: 0001889823

For further information: For further information, please contact: Jennifer Welsh, Chief Financial Officer and Chief Compliance Officer, welsh@defsectec.com, (613) 241-1849 EXT 102; Sean Homuth, President and Chief Executive Officer, homuth@defsectec.com, (613) 863-1255

CO: DEFSEC Technologies Inc

CNW 17:30e 13-MAY-26